Investment Policy Change

On December 21, 2006, the Western Asset Emerging Markets Income Fund II Board of Directors approved a management recommendation to change the current, non-fundamental investment policy that limits investment in non-dollar-denominated securities to no more than 35% of total assets. Effective
January 2, 2007, this investment restriction was removed, permitting the Fund greater flexibility by allowing unrestricted investment in non-dollar-denominated securities.
Investing in non-dollar-denominated securities involves risks, including the risk that the Fund may be limited in its ability to hedge the value of its non-dollar-denominated investments against currency fluctuations. As a result, a decline in the value of currencies against the dollar will result in a corresponding decline in the dollar value of the Fund's assets. These declines will, in turn, affect the Fund's income and net asset value.